3. Juli 2024

The Securities and Exchange Commission
Washington, DC 20549

USA

Amendment to Form SBSE-A, Summary of Updates
Citigroup Global Markets Europe AG ("CGME")
CIK ID: 0001279224; NFA ID: 0519517

Dear Madam/Sir,

Please note that the submission of the SBSE – A/A Application updates for July 2024 have been made to the below CGME Principals:

- Silvia Carpitella, CEO, following Jasmin Koelbl-Vogt as interim CEO
- Stefan Thomas Hafke, Head of a Business Unit, following Peter Kimpel
- Michael Weber, CAO, new appointment
- Peter Kimpel, de-registered
- Francisco Fernandez de Ybarra, de-registered
- Biswarup Chatterjee, de-registered.

Yours sincerely

Citigroup Global Markets Europe AG

Sabine Huppert

Citigroup Global Markets Europe AG • Reuterweg 16 • 60323 Frankfurt am Main • Postanschrift: Postfach 11 03 33, 60038 Frankfurt am Main
Vorstand: Dr. Silvia Carpitella (CEO), Stefan Hafke, Dr. Jasmin Koelbl-Vogt, Sylvie Renaud-Calmel, Oliver Russmann, Amela Sapcanin, Michael Weber, Jean Young
Vorsitzende des Aufsichtsrats: Dagmar Kollmann
Sitz der Gesellschaft: Frankfurt am Main, HRB 88301 • USt.-Ident.-Nr.: DE 811285276
Tel: +49 (0) 69 1366 0 • Fax: +49 (0) 1366 1113